UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-31528

IAMGOLD Corporation
(Translation of registrant's name into English)

150 King Street West, Suite 2200
Toronto, Ontario, Canada M5H 1J9
Tel: (416) 360-4710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F                       ☒ Form 40-F

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	NI 43-101 Technical Report and Mineral Resource Estimate for the Monster Lake Project, Quebec

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
(Registrant)

Date: December 6, 2024	By:	/s/ Tim Bradburn
Tim Bradburn
	Title:	Senior Vice President, General Counsel and Corporate Secretary